SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE receives multiple tool order for AIX R6

Herzogenrath/Germany, May 19, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), a worldwide leading provider of deposition equipment to the semiconductor industry, today announced that it has received a multiple tool order for its new AIX R6 MOCVD system. The systems were ordered in the second quarter 2015 while shipments will continue until 2016.

The customer's decision to purchase the AIX R6 Close Coupled Showerhead(R) system for volume production is based on the positive experience with AIXTRON's Close Coupled Showerhead(R) R&D tool. Providing high throughput by continuous runs and lowest cost of ownership in the market, the AIX R6 enables customers to expand production efficiently.

Dr. Bernd Schulte, Executive Vice President and COO of AIXTRON SE, says: "The AIX R6 has been developed with a strong focus on customer production needs and therefore, excels through outstanding material efficiency and intrinsic deposition uniformity. In addition to cost advantages, the AIX R6 also convinces with more automation, increased reliability and improved process control for excellent reproducibility and yield. Thus, the AIX R6 effectively contributes to our customers' business success."

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

About AIXTRON
AIXTRON SE is a leading provider of deposition equipment to the semiconductor industry. The Company was founded in 1983 and is headquartered in Herzogenrath (near Aachen), Germany, with subsidiaries and sales offices in Asia, United States and in Europe. AIXTRON's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in a broad range of innovative applications, technologies and industries. These include LED applications, display technologies, data storage, data transmission, energy management and conversion, communication, signaling and lighting as well as a range of other leading-edge technologies.

Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R)

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit our website at: www.aixtron.com.

Forward-Looking Statements
This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 19, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO